UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K   REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

OMB:3235-0116

Exp:30Sept07

CONTINENTAL  ENERGY  CORPORATION

(Translation of registrant's name into English)

14001 Dallas Parkway, Suite 1200, Dallas, Texas 75240

(Address of registrant’s principal executive offices)

For the month of: OCTOBER, 2006	Commission File No.: 0-17863

Under cover of this page and forming a part of this Form-6K filing please find attached the following documents:

1.

“Press Release”, dated October 2, 2006, “Continental Closes CNPC Deal”.

2.

“Press Release”, dated October 5, 2006, “Continental Energy holding a series of roadshow presentations in October”

3.

“Material Change Report”, dated October 9, 2006 for Press Release dated October 3, 2006.

4.

“Press Release”, dated October 11, 2006, “Continental Energy’s 2006-07 Bengra II Drilling Program Fully Funded”.

5.

“Press Release”, dated October 24, 2006, “WallStreet Research Continues Coverage of Continental Energy Corporation’s Shares With a Speculative Buy Recommendation at www.WallStreetResearch.org”.

All of the above listed documents have also been filed separately by the registrant electronically on SEDAR, the "System for Electronic Archiving and Retrieval", in compliance with Canadian British Columbia Securities Commission regulations in the registrant’s home jurisdiction. The listed documents are available for public review and download in Adobe Acrobat® PDF file format from SEDAR’s internet website,  www.sedar.com.

i - Indicate by check mark whether the registrant files annual reports under cover of FORM 20-F  X  or Form 40-F   .

ii - Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by:  Regulation S-T Rule 101(b)(1) ___ or Regulation S-T Rule 101(b)(7) ___ .

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Iii – Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934; Yes       or  No  X .

If “Yes” is marked, the file number assigned to the registrant in connection with Rule 12g3-2(b) is         .

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONTINENTAL ENERGY CORPORATION	Date: 25 October 2006
(Registrant)

"James D. Eger"

By:

_____________________________

James D. Eger, Director & Secretary

PRESS RELEASE Email: INFO@CONTINENTALENERGY.COM Web: WWW.CONTINENTALENERGY.COM Symbol: OTC-BB: CPPXF

Source:  Continental Energy Corporation

Continental Closes CNPC Deal

DALLAS - October 2, 2006 - Continental Energy Corporation (OTCBB: CPPXF) today announced that it has signed definitive agreements closing its sale of 70% of its shareholding in its Continental-GeoPetro (Bengara-II) Ltd. subsidiary and its Bengara-II Production Sharing Contract to CNPC as per the Company's 11 July 2006 press release.

Continental will retain an 18% stake in Continental-GeoPetro (Bengara-II) Ltd. ("CGB2") and its 3,649 square kilometer Bengara-II Production Sharing Contract ("PSC") in East Kalimantan, Indonesia.  CNPCHK (Indonesia) Limited, ("CNPC") is a wholly owned subsidiary of CNPC (Hong Kong) Limited who is party to the agreements as guarantor.

To earn its 70% stake in CGB2, CNPC will pay an Earning Obligation in cash in the amount of US$ 18,700,000 into a CGB2 account jointly controlled by Continental, which funds shall be used exclusively to pay for exploration drilling on the Bengara-II PSC area.

CNPC shall also provide development loans to CGB2 and carry all of Continental's share of  Bengara-II development costs on any oil or gas discoveries made in the amount of US$ 41,300,0000 over and above the Earning Obligation.

CNPC will also pay directly to Continental a cash bonus in the amount of US$ 3,000,000 contingent upon the first commercial oil or gas discovery within the Bengara-II PSC area.

The Company's President & CEO, Mr. Richard L. McAdoo, has resigned as CEO of CGB2 but shall remain as a director of CGB2 and as its Chief Exploration Officer or CXO.

About CNPC (Hong Kong) Ltd.: CNPC (Hong Kong) Limited is a 52% owned subsidiary of the China National Petroleum Company based in Beijing, PRC. The remaining 48% is publicly held. CNPC (Hong Kong) Limited is based in Hong Kong and its shares trade on the Hong Kong Stock Exchange under the listing number 0135.HK. For further information, please visit their web site at www.cnpc.com.hk.

About Continental Energy Corporation: Continental Energy Corporation is a small oil and gas exploration company, focused entirely on making a major oil or gas discovery in Indonesia. For further information, please visit our web site at www.continentalenergy.com .

No securities regulatory authority has either approved or disapproved the contents of this news release.

Certain matters discussed within this press release may be  forward-looking statements within the meaning of the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. Although Continental believes the expectations reflected in such forward-looking statements including reserves estimates, production forecasts, feasibility reports and economic evaluations are based on reasonable expectations and assumptions, it can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from expectations include financial performance, oil and gas prices, drilling program results, regulatory changes, political risk, terrorism, changes in local or national economic conditions and other risks detailed from time to time in Continental's periodic filings with the US Securities Exchange Commission.

For more information please contact   Jim Eger at 877-762-2366, Suite 1200, 14001 Dallas Parkway, Dallas, Texas, 75240

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Copyright © 2006 Continental Energy Corp. all rights reserved.

PRESS RELEASE Email: INFO@CONTINENTALENERGY.COM Web: WWW.CONTINENTALENERGY.COM Symbol: OTC-BB: CPPXF

Source:  Continental Energy Corporation

Continental Energy holding a series of roadshow presentations in October

DALLAS, Oct. 5, 2006 -- Continental Energy Corporation (OTC BB: CPPXF) announced today that it has commenced a corporate roadshow this week, providing the investment community with an overview of current operations and growth opportunities in a series of presentations at leading national financial markets and investor conferences.

On Thursday, October 5th, Continental Energy’s Chief Financial Officer, Mr. James Eger, will present at the Friedland Capital Fall 2006 Global Equities Conference at the Hard Rock Hotel and Casino in Las Vegas, Nevada. For more information on the conference please visit http: http://www.friedlandinvestmentevents.com/lasvegas/index.htm.

Mr. Eger commented: “Coming on the heels of our definitive joint-venture agreement with CNPC (Hong Kong) Ltd, a 52% owned subsidiary of the China National Petroleum Company based in Beijing, PRC, announced earlier this week, which will provide funding for exploration drilling on our Bengara-II area in Indonesia, this is an excellent time for Continental Energy to outline our recent accomplishments and plans for the future.”

On Friday, October 6th, Mr. Eger, will give one-on-one presentations in private meetings with members of the investment community in Orange County, California.

Previously, on Monday, October 3rd, the Company was participating in China Investors Conference in Pasadena, California.

In addition, Continental Energy will be present at the Value Rich Small Cap Financial Expo later this month, on October 25th and 26th, held at the Wynn in Las Vegas, Nevada.

About Continental Energy Corporation:

Continental Energy Corporation is a small oil and gas exploration company, focused entirely on making a major oil or gas discovery in Indonesia. For further information, please visit our web site at www.continentalenergy.com.

No securities regulatory authority has either approved or disapproved the contents of this news release.

Certain matters discussed within this press release may be  forward-looking statements within the meaning of the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. Although Continental believes the expectations reflected in such forward-looking statements including reserves estimates, production forecasts, feasibility reports and economic evaluations are based on reasonable expectations and assumptions, it can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from expectations include financial performance, oil and gas prices, drilling program results, regulatory changes, political risk, terrorism, changes in local or national economic conditions and other risks detailed from time to time in Continental's periodic filings with the US Securities Exchange Commission.

For more information please contact   Jim Eger at 877-762-2366, Suite 1200, 14001 Dallas Parkway, Dallas, Texas, 75240

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Copyright © 2006 Continental Energy Corp. all rights reserved.

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1.

NAME AND ADDRESS OF COMPANY

CONTINENTAL ENERGY CORPORATION

Head Office: 14001 Dallas Parkway, Suite 1200, Dallas, Texas, 75240, USA

Registered Office: #304, 20338 65th Street, Langley, B.C. V2Y 2X3, CANADA

ITEM 2.

DATE OF MATERIAL CHANGE - September 29, 2006

ITEM 3.

NEWS RELEASE - October 3, 2006

ITEM 4.

SUMMARY OF MATERIAL CHANGE

Continental Energy Corporation (OTCBB: CPPXF) has signed definitive agreements closing its sale of 70% of its shareholding in its Continental-GeoPetro (Bengara-II) Ltd. subsidiary and its Bengara-II Production Sharing Contract to CNPCHK (Indonesia) Limited

ITEM 5.

FULL DESCRIPTION OF MATERIAL CHANGE

Continental Energy Corporation (OTC BB: CPPXF.OB) has signed definitive agreements closing its sale of 70% of its shareholding in its Continental-GeoPetro (Bengara-II) Ltd. subsidiary and its Bengara-II Production Sharing Contract to CNPCHK (Indonesia) Limited. Continental will retain an 18% stake in Continental-GeoPetro (Bengara-II) Ltd. (``CGB2'') and its 3,649 square kilometer Bengara-II Production Sharing Contract (``PSC'') in East Kalimantan, Indonesia. CNPCHK (Indonesia) Limited, (``CNPC'') is a wholly owned subsidiary of CNPC (Hong Kong) Limited who is party to the agreements as guarantor. To earn its 70% stake in CGB2, CNPC will pay an Earning Obligation in cash in the amount of US$18,700,000 into a CGB2 account jointly controlled by Continental, which funds shall be used exclusively to pay for exploration drilling on the Bengara-II PSC area. CNPC shall also provide development loans to CGB2 and carry all of  Continental's share of Bengara-II development costs on any oil or gas discoveries made in the amount of US$41,300,000 over and above the Earning Obligation. CNPC will also pay directly to Continental a cash bonus in the amount of US$3,000,000 contingent upon the first commercial oil or gas discovery within the Bengara-II PSC area. The Company's President & CEO, Mr. Richard L. McAdoo, has resigned as CEO of CGB2 but shall remain as a director of CGB2 and as its Chief Exploration Officer or CXO.

ITEM 6.

RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

N/A

ITEM 7.

OMITTED INFORMATION

N/A

ITEM 8.

EXECUTIVE OFFICER

To obtain further information contact:

James D. Eger, Chief Financial Officer

Continental Energy Corporation, Phone: (972) 934-6774

ITEM 9.

DATE OF REPORT - October 9, 2006

PRESS RELEASE Email: INFO@CONTINENTALENERGY.COM Web: WWW.CONTINENTALENERGY.COM Symbol: OTC-BB: CPPXF

Source:  Continental Energy Corporation

Continental Energy’s 2006-07 Bengara-II Drilling Program Fully Funded

DALLAS - October 11, 2006 - Continental Energy Corporation (OTCBB: CPPXF) today announced that CNPCHK (Indonesia) Limited, ("CNPC") has funded CNPC's earning obligation in accordance with provisions of the recent sale of interest by the Company in its Continental-GeoPetro (Bengara-II) Ltd. ("CGB2") subsidiary to CNPC as per the Company's  October 2, 2006 press release.

CNPC has placed the entire US$ 18,700,000 earning obligation into a CGB2 account jointly controlled by CNPC and Continental. The funds are to be used exclusively to pay for 2006 and 2007 exploration drilling in the 3,649 square kilometer Bengara-II Production Sharing Contract ("PSC") area in East Kalimantan, Indonesia.

CGB2 has four exploration wells planned, permitted and approved by Indonesian oil and gas regulatory authorities for drilling in 2006 and 2007. The company is now finalizing plans for conducting the drilling program and preparations are being made to import a drilling rig from China to conduct the drilling.

About Continental Energy Corporation:

Continental Energy Corporation is an independent oil and gas exploration company focused entirely on making a major oil or gas discovery in Indonesia. For further information, please visit our web site at www.continentalenergy.com.

No securities regulatory authority has either approved or disapproved the contents of this news release.

Certain matters discussed within this press release may be  forward-looking statements within the meaning of the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. Although Continental believes the expectations reflected in such forward-looking statements including reserves estimates, production forecasts, feasibility reports and economic evaluations are based on reasonable expectations and assumptions, it can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from expectations include financial performance, oil and gas prices, drilling program results, regulatory changes, political risk, terrorism, changes in local or national economic conditions and other risks detailed from time to time in Continental's periodic filings with the US Securities Exchange Commission.

For more information please contact   Jim Eger at 877-762-2366, Suite 1200, 14001 Dallas Parkway, Dallas, Texas, 75240

--------------------------------------------------------------------------------

Copyright © 2006 Continental Energy Corp. all rights reserved.

PRESS RELEASE Email: INFO@CONTINENTALENERGY.COM Web: WWW.CONTINENTALENERGY.COM Symbol: OTC-BB: CPPXF

Source:  Continental Energy Corporation

WallStreet Research Continues Coverage of Continental Energy Corporation's Shares With a Speculative Buy Recommendation at www.WallStreetResearch.org

DALLAS, Oct. 24 – Continental Energy Corporation (OTC Bulletin Board: CPPXF) announced today that WallStreet Research ("WSR") has continued its analyst research coverage of the Company’s shares with a speculative buy recommendation. The complete report, together with attendant risk factors, as well as additional information about WallStreet Research is available at www.WallStreetResearch.org.

Continental Energy is covered by Sam Kiri, CFA, ACMA, who has over a decade of capital markets and asset management experience in North America and the Pacific Rim, with primary focus on Resources and Oil & Gas sectors. Mr. Kiri spent four years with Scotia Bank as a global risk manager and an international research analyst, and has also worked in the Pacific Rim as a sell side equity analyst. Mr. Kiri is a Visiting Professor at the University of Toronto, a member of the Chartered Institute of Management Accountants (UK), the CFA Institute (US) and the US/International Equity Program of the Toronto CFA Society.

Sam Kiri, CFA, ACMA commented: “The recently announced joint-venture agreement with CNPC (Hong Kong) Ltd (CNPCHK), a 52% owned subsidiary of the China National Petroleum Company based in Beijing adds an exciting dimension to Continental Energy’s achievements and outlook. CNPCHK (HSE: 135) has already committed $18.7 million to drill four wells on the Company's sites in Indonesia, and CPPXF now owns 18% stake in the Bengara-II Block, with CNPCHK owning 70% stake, and GeoPetro Resources owning the remaining 12% stake.”

Alan Stone added: “WallStreet Research will be with Continental Energy at the Value Rich Small Cap Financial Expo held this week at the Wynn Resort (Nasdaq: WYNN) in Las Vegas, on Wednesday October 25th and Thursday 26th (http://www.valuerichonline.com/expo/mi06). Mr. James D. Eger, CFO and Director of Continental Energy will be speaking to analysts, investors and brokerage firms attending the Value Rich Conference, on Thursday at 1:15 PST. The presentation will be webcasted by Value Rich and linked to the Continental Energy website.”

About WSR

WallStreet Research is a prominent research boutique led by Alan Stone, Managing Director of Alan Stone & Company, LLC ("ASC"). The firm specializes in the microcap and smallcap investment arena, looking for emerging growth companies with strong management, unique or proprietary technology, significant market potential, financial strength, and outstanding long-term earnings growth possibilities. Mr. Stone was formerly a securities analyst and assistant portfolio manager at Merrill Lynch Asset Management and an investment analyst at Prudential Insurance Company's Capital Markets Group. The firm has offices in Los Angeles, CA, Palm Beach, FL, and New York City, NY, and is well known for discovering undervalued companies and bringing them to the attention of the investment community. ASC/WSR also arranges road shows for its publicly traded clients, before the investment community in New York City, California, and Florida.

About Continental Energy Corporation

Continental Energy Corporation is an independent oil and gas exploration company, focused entirely on making a major oil or gas discovery in Indonesia. For further information, please visit our web site at http://www.continentalenergy.com.

Disclaimer

The information presented in the WallStreet Research report is not to be construed as an offer to sell, nor a solicitation of an offer to purchase, any securities referred to herein or otherwise. Readers are encouraged to conduct their own due diligence and review all of the company's financial statements and risk statements on file with the SEC. Continental Energy Corporation has paid a research fee of $4,000 to Alan Stone & Company LLC in conjunction with preparation and distribution of this update report and $7,500 for a previous initiation report. Alan Stone & Company, LLC or its associates may own shares, for investment purposes, in its corporate accounts, and may increase or decrease its positions at any time, without notice. Contact information for Alan Stone and Company is: Phone (212) 521-4102, email astone@alanstone.com .

No securities regulatory authority has either approved or disapproved the contents of this news release.

Certain matters discussed within this press release may be  forward-looking statements within the meaning of the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. Although Continental believes the expectations reflected in such forward-looking statements including reserves estimates, production forecasts, feasibility reports and economic evaluations are based on reasonable expectations and assumptions, it can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from expectations include financial performance, oil and gas prices, drilling program results, regulatory changes, political risk, terrorism, changes in local or national economic conditions and other risks detailed from time to time in Continental's periodic filings with the US Securities Exchange Commission.

For more information please contact   Jim Eger at 877-762-2366, Suite 1200, 14001 Dallas Parkway, Dallas, Texas, 75240

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Copyright © 2006 Continental Energy Corp. all rights reserved.